[LETTERHEAD]


June 29, 1999

Tim Papenfuss
Chief Financial Officer
American Resources and Development Company


Dear Mr. Papenfuss:

We have been unable to complete the audit of the consolidated financial statements of American Resources and Development Company as of June 29, 1999 because we have not received responses from two attorneys and a confirmation on a note payable.

Sincerely,

/s/ Jones, Jensen & Company

Jones, Jensen & Company